200 East Randolph Drive Chicago, Illinois 60601
Theodore A. Peto To Call Writer Directly: 312 861-3045 tpeto@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

October 4, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.    20549

Attn:	Michele Anderson John Harrington Kathryn Jacobson Dean Suehiro

Re:	Neutral Tandem, Inc. Registration Statement on Form S-1 Originally Filed on January 22, 2007 File No. 333-140127

Ladies and Gentlemen:

On behalf of Neutral Tandem, Inc. (the “Company”), we hereby supplementally provide to the Staff of the Commission the Company’s response related to Comment 9 of the Staff’s letter to the Company dated October 2, 2007 (the “Comment Letter”) relating to the Staff’s review of the Registration Statement on Form S-1 originally filed January 22, 2007 (the “Registration Statement”).

The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our response are to page numbers in the Registration Statement. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

October 4, 2007

Stock-Based Compensation, pages 37-38

9.	We note your responses to prior comment 15 in your correspondence dated September 21 and September 25, 2007. After the filing is revised for the reverse stock split, we may have further comments on the fair values assigned to the common stock.

Response: The Company advises the Staff that it does not currently intend to effect a reverse stock split in connection with the Company’s initial public offering and refers the Staff to the estimated price range of $11 to $13 per share (the “IPO Range”) of the Company’s common stock supplementally provided to the Staff on September 25, 2007.

In addition, the Company supplementally advises the Staff of the following factors contributing to the difference between the IPO Range and the fair value of the Company’s common stock as of the dates reflected below. As discussed in the prospectus, the Company’s valuation during any quarter reflects both the Company’s most recent historical operating performance during the immediately preceding quarter as well as the Company’s projected operating results. The Company’s valuation approach includes both an income and market approach, which were both favorably impacted in the periods.

Second to Third Quarter of 2007 Weighted Average Fair Value ($4.14 to $8.26)

The weighted average fair value of the Company’s common stock during the second and third quarters of 2007 was $4.14 and $8.26, respectively. The Company believes there were several factors contributing to the difference between this $8.26 weighted average fair value and the weighted average fair value of $4.14 disclosed on page 38 and F-25 of the prospectus. First, the income approach was impacted during the third quarter of 2007 by more favorable projected operating results. During this period the Company exceeded its projected operating results for the three months ended June 30, 2007 due largely to accelerated revenue growth in the Company’s principal markets. Moreover, the Company’s operating margins exceeded its forecasted results during this period due primarily to increased leverage of the Company’s fixed operating costs in many of its principal markets at levels above the Company’s initial expectations. Second, the Company continued to receive favorable rulings and information as it related to the Level 3 legal proceedings, which reduced the risk inherent in its future business model and the Company’s projected operating results, as discussed on pages 63 and F-20 of the prospectus. Third, the market approach was similarly impacted by (a) increased trailing and projected results for the Company’s business and (b) reduced risk inherent in the Company’s business model and projected operating results due to the favorable rulings and information related to the Level 3 legal proceedings. Moreover, we observed an increase in the trading multiples in the comparable companies during this period. Finally, as the Company moved closer to the pending initial public offering, the Company reduced its liquidity discount applied to the valuation analysis from 20% to 15%.

Third Quarter of 2007 Weighted Average Fair Value to Mid-Point of Proposed IPO Price Range ($8.26 to $12.00)

The Company advises the Staff that during the third quarter of 2007, the Company continued to experience the same factors as those discussed in the previous quarter. In addition, on a publicly-traded basis (represented by the IPO Range), removing any previously applicable liquidity discount of 15% and viewing the Company’s preferred stock as a common stock equivalent results in a weighted average fair value that would be within the IPO Range.

Securities and Exchange Commission

October 4, 2007

*  *  *  *  *

The Company has acknowledged that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Theodore A. Peto of Kirkland & Ellis LLP at (312) 861-3045. The address of the Company is Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, IL 60606, Attention: Rian J. Wren. Please do not hesitate to contact the undersigned at the number above with any questions regarding this letter.

Sincerely,

/s/ Theodore A. Peto
Theodore A. Peto

cc:	Rian J. Wren, Neutral Tandem, Inc.
Gerald T. Nowak, Kirkland & Ellis LLP
Andrew J. Terry, Kirkland & Ellis LLP
Steve Schreiber, Deloitte & Touche LLP